NOTIFICATION OF LATE FILING
     SEC File Number
     0-28686

 X   Form 10-KSB
_________________________________________________________________

     Nothing in this Form Shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify this item(s) to which the notification relates:

Part I - Registrant Information


Full Name of Registrant:   OILEX, INC.

Former Name If Applicable:  N/A

Address of Principal Executive Office (Street and Number)

                              3050 Post Oak Blvd.,Suite 1760

City, State and Zip Code:     Houston, Texas  77056

Part II - Rules 12b25 (b) and (c)


     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate).

       (a)     The reasons described in reasonable detail in Part
III of this form could not be eliminated without unreasonable effort or expense;

       (b) The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


Part III - Narrative

          State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q or N-SAR or portion thereof, could not be filed within the prescribed time period.

     The Registrant has changed its accountants in the third quarter which have resulted in unavoidable delays.


Part IV - Other Information

     (1) Name and telephone number of person to contact in regard to this notification

       Christopher Dieterich                    310 312-6888

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no,
identify report(s).           Yes

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made.


OILEX, INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


     Date: November 14, 1997         By: /s/ Richard Clark, CEO

     INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                         ATTENTION

     Intentional misstatement or omissions of fact constitute
Federal Criminal Violations (See 18 U.S.C. 1001).

     1.   This Form is required by Rule 12b-25 (17 CRF
240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this Form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The Form shall be clearly identified as an amended notification.